Exhibit 99.1

voxeljet AG Announces Private Placement of Ordinary Shares

12/19/2022

FRIEDBERG, Germany – (BUSINESS WIRE) – voxeljet AG (NASDAQ: VJET) (the "Company", or "voxeljet") management board today approved, with the consent of the supervisory board, an increase in the Company's registered share capital against cash contributions, excluding the subscription rights of existing shareholders, in an amount of EUR 828,943.00 (the “Capital Increase”). The Company partially utilized its authorized capital and resolved to increase its share capital from EUR 8,305,781.00 to EUR 9,134,724.00 by issuing 828,943 new ordinary shares with dividend entitlements beginning with the 2022 financial year ("New Shares"). American Depositary Shares ("ADSs"), each representing one ordinary share, will be issued for the New Shares. All New Shares are being privately placed with Anzu’s industrial technology investment fund. The aggregate placement proceeds amount to USD 1,790,517.

The Company intends to use the net issue proceeds for general corporate purposes.

This press release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Important Additional Information

This announcement is neither an advertisement nor a prospectus and does not constitute a recommendation with respect to the securities described in this announcement.

The New Shares and related ADSs were offered in a private placement under Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and have not been registered under the Securities Act or any state securities laws or the securities laws of any other jurisdiction. Accordingly, the New Shares and related ADSs may not be offered or sold in the United States, or for the benefit of U.S. persons, except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities or blue sky laws.

Forward-Looking Statements

To the extent this document contains forward-looking statements, such statements are not statements of fact and are made using words such as "expect", "believe", "estimate", "intend", "strive", "assume" and similar expressions. These statements are an expression of the intentions, views or current expectations and assumptions of voxeljet AG and are based on current plans, estimates and forecasts made by voxeljet AG on the basis of its best knowledge, but do not constitute any statement with respect to their future accuracy. You should not place undue reliance on these statements. voxeljet AG cannot provide assurances that the matters described in this press release will be successfully completed or that voxeljet AG will realize the anticipated benefits of any transaction. Forward-looking statements are subject to risks and uncertainties, which are usually difficult to predict and ordinarily not in the domain of influence of voxeljet AG. These risks and other factors are discussed in more detail in the Company’s public filings with the SEC. It should be noted that actual events or developments could materially differ from the events and developments described or included in the forward-looking statements. Statements made herein are as of the date hereof and should not be relied upon as of any subsequent date. The Company disclaims any obligation to update any forward-looking statements except as may be required by law.

Investors and Media

Johannes Pesch

Director Business Development & Investor Relations

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Source: voxeljet AG